Item 77H - Deutsche CROCI(r) Equity Dividend
Fund, Deutsche Mid Cap Value
Fund, Deutsche Small Cap Value
Fund, and Deutsche Large Cap
Value Fund (each a series of
Deutsche Value Series)
Change in Control of Registrant

As of February 2, 2015:
Below is the person presumed to control one of
Registrant's series because such person had owned
more than 25% of the series based on the records of
the series as of February 2, 2015.
Series
Name of Person
Ownership
as % of
Series
Deutsche
Small Cap
Value Fund
EDWARD D JONES
& CO
FOR THE BENEFIT
OF CUSTOMERS
ST LOUIS MO
63131-3729
28.24%

As of February 12, 2016:
No investor beneficially owned 25% or more of a fund's shares as of February 12, 2016. Shareholders who beneficially own 25% or more of a fund's shares may have a significant impact on any shareholder vote of the fund.